Exhibit 1

FOR IMMEDIATE RELEASE

Cimatron Reports Record Q4 and Full Year 2012 Results
Across all Operating Parameters

18% year-over-year increase in full year non-GAAP operating profit to $6.1 million

Givat Shmuel, Israel, – February 19th, 2013 – Cimatron Limited (NASDAQ and TASE: CIMT), a leading provider of integrated CAD/CAM software solutions for the toolmaking and manufacturing industries, today announced financial results for the fourth quarter and full year of 2012.

Highlights of Cimatron’s results for these periods include the following:

•	Record revenues of $42.3M in 2012 and $12.4M in Q4/12
•	Record non-GAAP operating profit of $6.1M in 2012 and $2.3M in Q4/12 with operating margins of 14% and 19%, respectively
•	Record $5.7M operating cash flow in 2012 (excluding a one-time royalty payment of $2.5M to the Israeli Office of the Chief Scientist)
•	39% increase in GAAP net profit in 2012 to $3.7M

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, noted, “We are excited to report a record fourth quarter, rounding out the best year in Cimatron’s history. We continue to see strong demand for our products, as well as robust growth in maintenance revenues from existing and new customers. On a constant currency basis, in 2012, our revenues grew by 7%. We achieved these strong results despite a delay in some US-based projects towards the end of the fourth quarter, which were attributed to customer ’Fiscal Cliff‘ concerns. These delays are believed to be behind us, as indicated by initial results in January.”

Continued Mr. Haran, “We look forward to an even stronger 2013. Based on what we are currently seeing in the market, combined with the current demand across our product portfolio, we expect to continue to grow our top line in 2013. This, we believe, will be translated into increased growth in operating profit due to the strong operating leverage inherent in our business model, which allows us to bring a great portion of any revenue increase down to the operating profit.”

“We aim to release a new and exciting version of CimatronE, version 11, towards the end of Q1 2013. Soon after that, the GibbsCAM 2013 version release is planned. With numerous improvements and advances, we believe these innovations will greatly support our sales efforts in 2013.

“Cimatron is currently exploring new opportunities in the field of additive manufacturing, also known as 3D Printing. Over the last few years, some of our customers and business partners have increasingly started to use and apply this emerging technology to their manufacturing processes, and we are researching how we can better serve our customers and partners in this exciting new way of manufacturing.

“At this point, Cimatron has no revenues from additive manufacturing. Yet, we believe that additive and hybrid manufacturing have great potential to emerge in many directions, and that our knowledge and vast expertise in 3D modeling and manufacturing will allow us to take part in this field, as it becomes more and more commonly used, side by side with traditional subtractive manufacturing techniques,” concluded Mr. Haran.

The following provides details on Cimatron’s GAAP and non-GAAP results for the fourth quarter and full year of 2012:

GAAP:

Revenues for the fourth quarter of 2012 were $12.4 million, compared to $12.2 million recorded in the fourth quarter of 2011. In the full year ended December 31, 2012, revenues were $42.3 million, compared to $40.7 million in 2011.

Gross Profit for the fourth quarter of 2012 was $10.8 million, as compared to $10.7 million in the same period in 2011. Gross margin in the fourth quarter of 2012 was 88% of revenues, the same as in the fourth quarter of 2011. In 2012 as a whole, gross profit was $37.2 million, compared to $35.3 million in 2011. Gross margin for the year ended December 31st, 2012 was 88% compared to a gross margin of 87% in 2011.

Operating profit in the fourth quarter of 2012 was $2.1 million, as compared to $1.9 million in the same period in 2011. In 2012 as a whole, Cimatron recorded an operating profit of $5.5 million, compared to an operating profit of $4.1 million in 2011.

Net Profit for the fourth quarter of 2012 was $1.3 million, or $0.14 per diluted share, compared to a net profit of $1.4 million, or $0.15 per diluted share, recorded in the same quarter of 2011.  In 2012 as a whole, net profit was $3.7 million, or $0.40 per diluted share, compared to a net profit of $2.7 million, or $0.29 per diluted share, in 2011.

Non-GAAP:

Revenues for the fourth quarter of 2012 were $12.4 million, compared to $12.2 million recorded in the fourth quarter of 2011. In the full year ended December 31, 2012, revenues were $42.3 million, compared to $40.7 million in 2011.

Gross Profit for the fourth quarter of 2012 was $11.0 million, as compared to $10.9 million in the same period in 2011. Gross margin in the fourth quarter of 2012 was 89% the same as in the fourth quarter of 2011. In 2012 as a whole, gross profit was $37.4 million, compared to $35.9 million in 2011. Gross margin for the year ended December 31st, 2012 was 88%, the same as in 2011.

Operating Profit in the fourth quarter of 2012 was $2.3 million, as compared to $2.2 million in the same period in 2011. In 2012 as a whole, Cimatron recorded an operating profit of $6.1 million, compared to an operating profit of $5.1 million in 2011.

Net profit for the fourth quarter of 2012 was $1.7 million, or $0.18 per diluted share, compared to a net profit of $1.6 million, or $0.18 per diluted share, recorded in the same quarter of 2011. In 2012 as a whole, net profit was $4.4 million, or $0.47 per diluted share, compared to a net profit of $4.5 million, or $0.48 per diluted share, in 2011.

The contrast between non-GAAP operating profit (which rose in the full year of 2012 compared to 2011) and non-GAAP net profit (which was in 2012 at the same level as in 2011) was mainly attributable to an increase in income tax expense.  Income tax expense constituted 26% of income before taxes in 2012, causing a more significant reduction in non-GAAP net profit, whereas it constituted only 10% of income before taxes in 2011. The main reason for the higher effective tax rate in 2012 is the Company’s having completed the use of its remaining U.S. tax loss carry-forwards towards the end of 2011.

Conference Call

Cimatron's management will host a conference call today, February 19th, 2013, at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-668-9141
International: +972-3-9180644
Israel: 03-9180644

For those unable to listen to the live call, a replay of the call will be available beginning on the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination and other accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With 30 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with software solutions for mold design, die design, electrode design, 2.5 to 5 Axis milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron's shares are publicly traded on the NASDAQ exchange and the TASE under the symbol CIMT. For more information, please visit Cimatron’s web site at: http://www.cimatron.com

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to Cimatron’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond Cimatron’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycles, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties related to Cimatron’s business, refer to Cimatron’s filings with the Securities and Exchange Commission. Cimatron cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Company Contact: Ilan Erez, Chief Financial Officer Cimatron Ltd. Tel.; 972-73-237-0114 Email: ilane@cimatron.com	Investor Relations contact Ehud Helft/Kenny Green CCG Investor Relations Tel: (US) 1 646 201 9246 Email: Cimatron@ccgisrael.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011	2012	2011

Total revenue	12,357	12,226	42,314	40,714

Total cost of revenue	1,522	1,477	5,092	5,383

Gross profit	10,835	10,749	37,222	35,331

Research and development expenses, net	2,066	2,031	7,001	6,739

Selling, general and administrative expenses	6,658	6,799	24,677	24,453
Operating income	2,111	1,919	5,544	4,139

Financial income (expenses), net	16	(186)	(35)	(195)

Taxes on income	(771)	(339)	(1,770)	(1,327)

Other	(23)	3	(30)	(6)

Net income	1,333	1,397	3,709	2,611

Less: Net (income) loss attributable to the noncontrolling interest	14	44	(10)	57

Net income attributable to Cimatron's shareholders	$1,347	$1,441	$3,699	$2,668
Net income per share - basic and diluted	$0.14	$0.15	$0.40	$0.29

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,338	9,300	9,323	9,252

Diluted EPS (in thousands)	9,348	9,315	9,337	9,292

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended						Twelve months ended
	December 31,						December 31,
	2012			2011			2012			2011
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	12,357	-	12,357	12,226	-	12,226	42,314	-	42,314	40,714	-	40,714

Total cost of revenue	1,522		1,375	1,477		1,330	5,092		4,923	5,383		4,795
Non-cash amortization of acquired intangible assets		(147)			(147)			(588)			(588)
One-time income from OCS agreement								419

Gross profit	10,835	147	10,982	10,749	147	10,896	37,222	169	37,391	35,331	588	35,919

Research and development expenses, net	2,066	-	2,066	2,031	-	2,031	7,001	-	7,001	6,739	-	6,739

Selling, general and administrative expenses (1)	6,658	(50)	6,608	6,799	(99)	6,700	24,677	(346)	24,331	24,453	(402)	24,051
Operating income	2,111	197	2,308	1,919	246	2,165	5,544	515	6,059	4,139	990	5,129

Financial income (expenses), net	16	-	16	(186)	-	(186)	(35)	-	(35)	(195)	-	(195)

Taxes on income (2)	(771)	169	(602)	(339)	(44)	(383)	(1,770)	197	(1,573)	(1,327)	843	(484)

Other	(23)	-	(23)	3	-	3	(30)	-	(30)	(6)	-	(6)

Net income	1,333	366	1,699	1,397	202	1,599	3,709	712	4,421	2,611	1,833	4,444

Less: Net (income) loss attributable to the noncontrolling interest	14	-	14	44	-	44	(10)	-	(10)	57	-	57

Net income attributable to Cimatron's shareholders	$1,347	$366	$1,713	$1,441	$202	$1,643	$3,699	$712	$4,411	$2,668	$1,833	$4,501
Net income per share - basic and diluted	$0.14		$0.18	$0.15		$0.18	$0.40		$0.47	$0.29		$0.49
Net income per share - diluted	$0.14		$0.18	$0.15		$0.18	$0.40		$0.47	$0.29		$0.48

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,338		9,338	9,300		9,300	9,323		9,323	9,252		9,252

Diluted EPS (in thousands)	9,348		9,348	9,315		9,315	9,337		9,337	9,292		9,292

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(2) Non-GAAP adjustment to exclude the effect of deferred taxes and other tax provisions.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	December 31,	December 31,
	2012	2011

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$11,903	$11,787
Trade receivables	6,049	5,840
Other current assets	1,788	1,452
Total current assets	19,740	19,079

Deposits with insurance companies and severance pay fund	3,296	3,069

Net property and equipment	875	1,009

Total other assets	10,499	11,365

Total assets	$34,410	$34,522

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$1	$87
Trade payables	1,169	1,072
Accrued expenses and other liabilities	7,204	9,048
Deferred revenues	2,843	2,403
Total current liabilities	11,217	12,610

LONG-TERM LIABILITIES:
Accrued severance pay	4,453	4,135
Long-term loan	-	6
Deferred tax liability	275	639
Total long-term liabilities	4,728	4,780

Total shareholders’ equity	18,465	17,132

Total liabilities and shareholders’ equity	$34,410	$34,522

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity

Balance at December 31, 2011	$(131)	$313	$18,999	$(446)	$(851)	$(752)		$17,132
Changes during the twelve months ended December 31, 2012:
Net income	10				3,699		3,709	3,709
Cash dividend paid					(2,872)			(2,872)
Exercise of share options		-	112					112
Unrealized gain on derivative instruments				277			277	277
Other	149			(146)			3	3
Foreign currency translation adjustment				104			104	104
Total comprehensive income							4,093
Balance at December 31, 2012	$28	$313	$19,111	$(211)	$(24)	$(752)		$18,465

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Twelve months ended
	December 31,
	2012	2011
	(Unaudited)

Cash flows from operating activities:
Net income	$3,709	$2,611

Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	1,307	1,376
Increase (decrease) in accrued severance pay	159	(135)
Deferred taxes, net	(683)	504

Changes in assets and liabilities:
Decrease (Increase) in accounts receivable and prepaid expenses	178	(222)
Increase in inventory	(12)	(2)
Decrease (increase) in deposits with insurance companies and severance pay fund	(227)	210
Increase (decrease) in trade payables, accrued expenses and other liabilities	(1,258)	228
Net cash provided by operating activities	3,173	4,570

Cash flows from investing activities:
Proceeds from sale of property and equipment	1	-
Purchase of property and equipment	(265)	(428)
Cash and cash equivalents disposed of discontinued operations	(52)	-
Net cash used in investing activities	(316)	(428)

Cash flows from financing activities:
Short-term bank credit	(83)	(10)
Long-term bank credit	(8)	(87)
Cash dividend paid	(2,872)	(3,216)
Proceeds from issuance of shares upon exercise of options	112	733
Net cash used in financing activities	(2,851)	(2,580)

Net increase in cash and cash equivalents	6	1,562
Effect of exchange rate changes on cash	110	4
Cash and cash equivalents at beginning of period	11,787	10,221
Cash and cash equivalents at end of period	$11,903	$11,787

Appendix A - Non-cash transactions
Purchase of property on credit	$5	$19